June 19, 2017

VIA EDGAR

Stephen Krikorian
Accounting Branch Chief, Office of Information Technologies and Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Wix.com Ltd.
Form 20-F for the Year Ended December 31, 2016
Filed March 28, 2017
File No. 001-36158

Dear Mr. Krikorian:

On behalf of our client, Wix.com Ltd., an Israeli company (the "Company"), we are submitting this letter to respond to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter dated June 5, 2017 (the "Comment Letter") relating to the Annual Report on Form 20-F filed by the Company on March 28, 2017 (the "Annual Report").

Set forth below is the response of the Company to the comment in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company's response.

General

1.
In the Investor Relations section of your website, you have posted earnings slides, supplemental data, and shareholder update presentations that include a measure of non-GAAP gross profit, calculated as non-GAAP gross profit plus change in deferred revenues, less deferred domain expenses. We believe the presentation of a performance measure that substitutes individually tailored revenue recognition and measurement methods for those of GAAP violates Rule 100(b) of Regulation G. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please remove these measures from future public presentations.

  Response:

The Company respectfully acknowledges the Staff's comment and affirms that it will remove this measure from future public presentations.

2.
In the supplemental data presentation posted in the Investor Relations section of your website, you present a financial table of non-GAAP P&L on page 5. The full income statement of non-GAAP measures violates Rule 100(b) of Regulation G. Please remove this table from future public presentations.

Response:

The Company respectfully acknowledges the Staff's comment and affirms that it will remove this table from future public presentations.

June 19, 2017

Form 20-F for the Fiscal Year Ended December 31, 2016
Controls and Procedures
Management's annual report on internal control over financial reporting, page 119

3.
In future filings, please ensure that the explanation of internal control over financial reporting includes the full definition set forth in Exchange Act Rules 13a-15(f) and 15d-15(f), as the second bullet appears to be incomplete. See Item 15(b) of Form 20-F.

Response:

The Company respectfully acknowledges the Staff's comment and undertakes to revise its disclosure in future filings to include the full definition of internal control over financial reporting set forth in Exchange Act Rules 13a-15(f) and 15d-15(f).

Please do not hesitate to contact the undersigned at +44.20.7710.5820 with any questions.

Sincerely,

/s/ Joshua G. Kiernan
Joshua G. Kiernan of Latham & Watkins LLP

cc:	Lior Shemesh, Chief Financial Officer, Wix.com Ltd. Eitan Israeli, Vice President & General Counsel, Wix.com Ltd.